UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002 Commission file number 1-13300

CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN

1680 Capital One Drive McLean, Virginia 22102

CAPITAL ONE FINANCIAL CORPORATION

1680 Capital One Drive
McLean, Virginia 22102

Financial Statements and Exhibits

(a)  Financial Statements

The Capital One Financial Corporation Associate Savings Plan (the “Plan”) became effective as of January 1, 1995. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2002 and 2001.

(b)  Exhibits

Exhibit 23 Consent of Independent Auditors
Exhibit 99 Certification

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SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN (Name of Plan)

By: /s/ DAVID R. LAWSON Name: David R. Lawson on behalf of the Benefits Committee, as Plan Administrator

Dated: June 25, 2003

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Capital One Financial Corporation Associate Savings Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2002 and 2001 with Report of Independent Auditors

Capital One Financial Corporation Associate Savings Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2002 and 2001

Report of Independent Auditors

Benefits Committee
Capital One Financial Corporation

We have audited the accompanying statements of net assets available for benefits of Capital One Financial Corporation Associate Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

McLean, VA
June 18, 2003

Capital One Financial Corporation Associate Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001

Assets
Investments, at fair value:
Units of Capital One Pooled Company Stock Fund	$84,111,150	$123,156,645
Units of American Express Trust Money Market Fund II	55,716,748	40,343,811
Shares of registered investment companies	167,032,296	145,141,029
Participant notes receivable	14,045,936	12,607,926

Total investments	320,906,130	321,249,411

Receivables:
Employer’s contributions	6,435,288	6,313,639
Participants’ contributions	1,566,069	1,591,241
Accrued income	52,172	55,959

Total receivables	8,053,529	7,960,839

Cash and cash equivalents	83,118	2,430

Total assets	329,042,777	329,212,680

Liabilities
Administrative expenses payable	—	104,327

Net assets available for benefits	$329,042,777	$329,108,353

See accompanying Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2002	2001

Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of:
Units of Capital One Pooled Company Stock Fund	$(50,212,380)	$(20,307,732)
Units of American Express Trust Money Market Fund II	1	3
Shares of registered investment companies	(37,539,779)	(19,983,238)
Interest	876,036	838,138
Dividends	2,830,531	3,518,336

	(84,045,591)	(35,934,493)

Contributions:
Employer’s	59,961,717	48,172,146
Participants’	48,833,645	45,302,946

	108,795,362	93,475,092

Total additions	24,749,771	57,540,599

Deductions from net assets attributed to:
Benefits paid to participants	25,273,395	11,789,842
Administrative expenses	320,870	535,727

Total deductions	25,594,265	12,325,569

Net (decrease) increase prior to transfers	(844,494)	45,215,030

Plan Transfers	778,918	—

Net (decrease) increase	(65,576)	45,215,030
Net assets available for benefits:
Beginning of year	329,108,353	283,893,323

End of year	$329,042,777	$329,108,353

See accompanying Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Corporation”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible associates. American Express Trust Company (the “Trustee”) serves as the administrator and trustee for the Plan and its assets.

Effective August 29, 2002, all employees of PeopleFirst Inc. (a privately held company based in San Diego which was acquired by the Corporation in September 2001) who were eligible participants of the PeopleFirst Finance, LLC 401(k) Plan (the “PeopleFirst Plan”) became eligible participants in the Plan. Additionally, the Plan accepted the transfer of all assets and liabilities attributable to participants of the PeopleFirst Plan, effective August 29, 2002. Net assets of $778,918 were transferred from the PeopleFirst Plan to the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering substantially all associates of the Corporation and provides for pension, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each year, participants may contribute 1% to 15% of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“rollover contributions”). The Corporation contributes 50% of the first 6% of the participant’s annual compensation that a participant contributes to the Plan. The Corporation contributes 3% of participants’ eligible salaries, regardless of participation in the Plan. Additional amounts equal to 3% of the participants’ eligible salaries for those participants making pre-tax contributions to the Plan at year end may be contributed at the option of the Corporation’s Board of Directors.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Corporation’s contributions and Plan earnings. Allocations of employer contributions are based on participant contributions or compensation and allocations of Plan earnings are based upon the number of units of the Plan in each participant’s account. Forfeited balances of terminated participants’ nonvested accounts may be used to pay administrative expenses of the Plan. Plan expenses may also be paid by the Corporation at the discretion of the Corporation. During 2002, Plan expenses were paid by excess forfeitures until October when the administrative expenses were paid by the Corporation. As a result, beginning in October, no administrative expenses were incurred by the Plan. Excess forfeitures, if any, are applied as employer contributions made in advance, and reduce the Corporation’s future contributions. During 2002 and 2001, $14,758 and $2,595,827, respectively, of excess forfeitures were used to reduce the Corporation’s contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Corporation’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after two years of service. As of December 31, 2002 and 2001 forfeited nonvested accounts totaled $1,547,799 and $276,268 respectively.

Investment Options
Upon enrollment in the Plan, participants direct the investments of their and the employer’s contributions into any of the ten investment options described below. Participants may change their investment options at any time. Investment options are described below.

Capital One Pooled Company Stock - Monies are invested by the Trustee in a unitized trust fund which invests in shares of the Corporation’s common stock. The Trustee shall also be permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

American Express Trust Money Market Fund II - Monies are invested primarily in short-term debt securities.

American Express Trust Equity Index Fund II - Ninety percent of the monies held by this fund are invested in common stock and the balance is invested in S&P 500 stock index futures.

American Express Federal Income Fund - Monies are invested in U.S. government agency securities.

American Express Mutual Fund - Monies are invested in common stocks and senior securities, such as bonds and preferred stocks.

American Express Stock Fund - Monies are invested in large capitalization, blue chip stocks and investment grade bonds.

AIM Constellation Fund - Monies are invested in the common stock of primarily small and medium-sized companies.

Templeton Foreign Fund - Monies are invested primarily in the common stock of companies outside the U.S.

Baron Asset Fund – Monies are invested in common stocks of small and medium-sized companies.

Davis New York Venture (A) – Monies are invested in common stocks of medium to large-sized companies.

Cash and Cash Equivalents
Cash and cash equivalents represent contributions received from plan participants not yet invested in participant-designated investment funds by the Trustee. Cash balances are the result of timing differences between contribution date and trade date.

Participant Notes Receivable
Participants may elect to borrow from their fund accounts a minimum of $1,000; up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits
On termination of service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution or equal, or nearly equal, payments made at least annually for a period not to exceed 15 years. If the participant has invested in the Capital One Pooled Company Stock fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Note 2—Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation and Income Recognition
The Plan’s investments are stated at fair value. Units in the Capital One Pooled Company Stock are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on a first-in, first-out basis.

Note 3—Investments

The Plan’s investments are held in a trust fund administered by the Trustee. The fair values of the following individual investments represented 5% or more of the Plan’s net assets as of December 31, 2002 or 2001:

	December 31
	2002	2001

Capital One Pooled Company Stock Fund	$84,111,150	$123,156,645
American Express Trust Money Market Fund II	55,716,748	40,343,811
American Express Trust Equity Index Fund II	40,380,922	39,595,626
American Express Federal Income Fund	18,800,242	9,746,217
AIM Constellation Fund	27,294,886	29,019,619
Templeton Foreign Fund	16,402,241	12,749,208
Baron Asset Fund	17,014,611	12,750,357
Davis New York Venture (A)	23,747,928	19,159,937

Note 4—Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5—Income Tax Status

The Internal Revenue Service ruled on April 10, 1997 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Benefits Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 6—Transactions with Parties-in-Interest

During 2002 and 2001, certain Plan investments included shares of mutual funds managed by the Trustee. Such investments had a fair market value at December 31, 2002 and 2001 of $138,289,378 and $111,805,719, respectively. In addition, the Plan had invested $84,111,150 and $123,156,645, at fair value, in the Capital One Pooled Company Stock Fund as of December 31, 2002 and 2001, respectively. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exception exits.

Supplemental Schedule

Capital One Financial Corporation Associate Savings Plan
Employer Identification Number 54-1719854; Plan Number 002

Schedule H — Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue, borrower, lessor, or similar party.	Description of investment, including maturity date, rate of interest, collateral, par or maturity value.

		Current
	Shares	value

Capital One Pooled Company Stock Fund*	2,311,508	$84,111,150

Registered Investment Companies:
American Express Trust Money Market Fund II*	55,716,748	55,716,748
American Express Trust Equity Index Fund II*	1,632,146	40,380,922
American Express Federal Income Fund*	3,805,717	18,800,242
American Express Mutual Fund*	972,443	7,565,603
American Express Stock Fund*	1,073,668	15,825,863
AIM Constellation Fund	1,641,304	27,294,886
Templeton Foreign Fund	1,973,796	16,402,241
Baron Asset Fund	494,323	17,014,611
Davis New York Venture (Class A)	1,134,094	23,747,928

		222,749,044

Participant Notes Receivable*	4.25% - 9.50%	14,045,936

Total		$320,906,130

* Parties-in-interest

Note: Historical Cost is not required to be presented as all investments are participant directed.

EXHIBITS INDEX

Exhibit
Number	Description

23	Consent of Independent Auditors

99	Certification